SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Ranger Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    752907105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 9, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.    / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

684357.3

CUSIP  No. 752907105                                        Schedule 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
           Pure Group, Inc., a Delaware corporation
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           7         SOLE VOTING POWER
                              1,112,100
--------------------------------------------------------------------------------
NUMBER OF
SHARES BENE
FICIALLY
OWNED BY
EACH REPORT
ING PERSON
WITH
           8              SHARED VOTING POWER
                                   0
--------------------------------------------------------------------------------
           9              SOLE DISPOSITIVE POWER
                                   1,112,100
--------------------------------------------------------------------------------
           10             SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,112,100
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                               (See Instructions)                            / /
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

684357.3

CUSIP  No. 752907105                                        Schedule 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tangible Media, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /X/
                                                                    (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           7         SOLE VOTING POWER
                              34,037
--------------------------------------------------------------------------------
NUMBER OF
SHARES BENE
FICIALLY
OWNED BY
EACH REPORT
ING PERSON
WITH
           8              SHARED VOTING POWER
                                   0
--------------------------------------------------------------------------------
           9              SOLE DISPOSITIVE POWER
                                   34,037
--------------------------------------------------------------------------------
           10             SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    34,037
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              / /
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    Less than 1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------


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684357.3

CUSIP  No. 752907105                                        Schedule 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Isaac Perlmutter
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                   (b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
            7         SOLE VOTING POWER
                               1,146,137
--------------------------------------------------------------------------------
NUMBER OF
SHARES BENE
FICIALLY
OWNED BY
EACH REPORT
ING PERSON
WITH
           8              SHARED VOTING POWER
                                   0
--------------------------------------------------------------------------------
           9              SOLE DISPOSITIVE POWER
                                   1,146,137
--------------------------------------------------------------------------------
           10             SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,146,137
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

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



                         SCHEDULE 13D -- AMENDMENT NO. 1

      This statement constitutes amendment no. 1 ("Amendment No. 1" or the "Amendment") of the statement on Schedule 13D filed by the Reporting Persons on or about September 25, 1997 (the "Original Statement"), with respect to their ownership of more than 5% of the outstanding common stock of Ranger Industries, Inc., a Connecticut corporation (the "Company"). The Original Statement was filed in paper in accordance with Rule 901(d) of Regulation S-T. This Amendment is being filed via EDGAR, and, in accordance with Rule 101(a)(2)(ii), this Amendment restates the Original Statement, as amended by this Amendment No. 1.

Item 1.     Security and Issuer.

      Common Stock, $0.01 par value, (the "Common Stock") of Ranger Industries, Inc., a Connecticut corporation (the "Company"), c/o S&H Consulting, Ltd., One Regency Drive, Bloomfield, Connecticut 06002.

Item 2.     Identity and Background.

      Pure Group, Inc. ("PGI") waged a proxy contest (the "Proxy Contest") for control of the Company commencing in April of 1997 by initiation of a lawsuit in Connecticut Superior Court demanding a list of shareholders and the call of a meeting of shareholders of the Company. The Proxy Contest was settled by a written agreement among former management of the Company and PGI. Under this settlement agreement, members of the Board of Directors of the Company resigned and nominees of PGI were elected to fill their vacancies. At the Annual Meeting of the Company held on August 11, 1997, the PGI nominees were elected by the shareholders of the Company. The new board, which consists of persons nominated by PGI, thereafter replaced the then current executive officers of the Company with a single executive officer, Morton Handel as Chief Executive Officer, one of PGI's nominees.


      (i)   (1)   Pure Group, Inc., a Delaware corporation.
                  Address:  P.O. Box 1028, Lake Worth, Florida 33460
                  Principal Business:  Investments.

                  Directors and Executive Officers:
                         Isaac Perlmutter ("Perlmutter"), Director, President and Treasurer
                         Robert M. Grosser ("Grosser"),  Director,
                         Vice President and Secretary.

                  Sole Stockholder:      Perlmutter

684357.3

            (2)   Isaac Perlmutter
                  Address:  P.O. Box 1028, Lake Worth, Florida 33460
                  Principal Occupation and Employment: Independent investor with stock ownership interests in PGI, Toy Biz, Inc., and Tangible Media, Inc.
                  Citizenship:  U.S.A.

      (ii) Tangible Media, Inc. ("TM"), a Delaware corporation Address: 333 East 38th Street, New York, New York 10016 Principal Business: Media buying services.

            Sole Director:  Perlmutter

             Executive Officers: Lee Ravdin, Chairman, and Mitchell Boden, President. The principal occupation or employment of Messrs. Ravdin and Boden are their respective positions as Chairman and President of TM. The current business address for each of Messrs. Ravdin and Boden is the same as TM. Each of Messrs. Ravdin and Boden is a citizen of the United States.

            Sole Stockholder:  Perlmutter

      (iii) Isaac Perlmutter (see clause (i)2 above)


      None of the reporting persons named above, within the last 5 years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      PGI, TM and Perlmutter may hereinafter be referred to as the "Reporting Person."

Item 3.     Source and Amount of Funds or Other Consideration.

      TM acquired its shares of Common Stock by virtue of its status as a creditor of the Company (which term, for purposes hereof, includes its subsidiaries) as a result of the Company's voluntary filing (July 11, 1988) of a petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code. The plan of reorganization (the "Plan") ultimately approved by the bankruptcy court, on February 28, 1990, canceled all the common stock then outstanding and directed (i) the issuance of a new class of common stock (the "Common Stock") to be distributed to the creditors in proportion to their respective allowed but unsatisfied claims, and (ii) the cancellation of all other outstanding equity and debt securities of the Company.

684357.3

      PGI expended $174,283 to purchase an aggregate of 323,456 shares of Common Stock. The funds used in making the purchase came from working capital of PGI.

      PGI acquired 788,644 shares (the "Exchange Shares") on March 9, 1998, by exchanging an aggregate indebtedness owed by the Company to PGI in the amount of $483,616 for authorized but theretofore unissued common stock of the Company, at the rate of $0.6211 per share.

Item 4.     Purpose of Transaction.

      With the exception of TM, which acquired his/its shares of Common Stock through the Plan described in Item 3 above, each of the Reporting Persons acquired their respective shares of Common Stock for investment purposes. The Exchange Shares were acquired for investment purposes. The Exchange Shares have not been registered for sale under the Securities Act of 1933, as amended, and the certificates evidencing the Exchange Shares will bear a restrictive legend to that effect.

      All the shares referred to in Item 5 below were acquired by the Reporting Persons to provide them with a significant equity investment in the Company. At the present time, but subject to the Reporting Persons' continuing evaluation of the factors noted below, the Reporting Persons intend to retain such shares of Common Stock and may acquire additional shares of Common Stock, in open market transactions or otherwise.

      The Reporting Persons may hereafter determine that their best interests are served by acquiring additional shares of Common Stock through open market purchases or privately negotiated transactions or selling or otherwise disposing of some or all of their shares of Common Stock in the open market or in private transactions.

      Any decision to increase the holdings of the Reporting Persons in the Company will depend on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, regulatory conditions, the availability of any required financing and the prospects and profitability of the Company. At any time, the Reporting Persons may also determine to dispose of some or all of the Company's securities depending on various similar considerations.

Item 5.     Interest in Securities of the Issuer.

      (a)/(b) The table below sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage ownership represented by such shares. Mr. Perlmutter holds voting and dispositive power over the shares held by PGI and TM. The percentages are based upon 4,788,644 shares outstanding, which is the sum of (i) the number of shares (4,000,000) of Common Stock issued and outstanding as of September 30, 1997 as reported on the Company's Quarterly Report a Form 10-Q for the quarter ended September 30, 1997, plus (ii) the number of shares (788,644) issued to PGI as reported in this Amendment No. 1.

684357.3

================================================================================
                                  Sole Voting and Dispositive Power
--------------------------------------------------------------------------------
  Holder                      Amount                         Percentage
----------------------------------------------------------------------------
PGI                             1,112,100                              23.2%
TM                                 34,037                                  *
Perlmutter                      1,146,137(1)                           23.9%
============================================================================

-----------------
(1) Consists of the shares owned by PGI and TM, each of which is wholly owned by Mr. Perlmutter. Mr. Perlmutter holds sole voting and dispositive power over the shares held by PGI and TM.

      (c) Mr. Perlmutter purchased 171,659 shares from KidBest Limited, a Hong Kong corporation, for $128,744.25 (or $.75 per share, the reported over the counter bid quotation on September 25, 1997, the date of such sale). KidBest Limited was one of the reporting persons on a Schedule 13D filed by PGI and certain other persons on March 20, 1997 and subsequently amended on March 27, April 16, June 20 and August 8, 1997.

            PGI acquired the Exchange Shares in exchange for indebtedness owed to PGI by the Company in the amount of $483,616. The number of shares acquired on account of such exchange was determined based upon a price of $0.6211 per share, which was the average of the bid and asked quotations of the Common Stock in the two months preceding the approval of the exchange by the Company's board of directors. The indebtedness arose by PGI's advancing cash to or for the benefit of the Company to pay certain of the Company's expenses, including administrative fees, auditors' fees in connection with the examination of the Company's 1996 financial statements, legal fees, printing expenses in connection with the Company's filing of reports with the Securities and Exchange Commission, records storage fees, salary of former executive officers of the Company, and transfer agent's fees

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

      None.

684357.3

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1998


Pure Group, Inc.                               Tangible Media, Inc.


By: /s/                                           By:  /s/
   ----------------------------------              -----------------------------
         Isaac Perlmutter, President                  Mitchell Boden, President


    /s/
----------------------------------------
         Isaac Perlmutter (individually)

684357.3